SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 08, 2017

I. Date, Time and Place: August 08, 2017, at 02:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). II. Calling: Waived, due to the attendance of all the members of the Board of Directors of the Company. III. Attendance: The following directors were present: Messrs. Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino, representing, therefore, all the members of the Board of Directors of the Company. IV. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting. V. Agenda: To pass the resolution on the following matters: (a) the approval of the Financial Statements of the Company for the second quarter of 2017, with limited revision by Ernst & Young Auditores Independentes S.S. (“EY”); (b) granting of stock purchase options (“Options”), under the terms of the Long Term Incentive Plan – Stock Purchase Option (“Stock Purchase Option Plan”), approved by the Special Shareholders’ Meeting held on October 19, 2012 (“AGE dated 10.19.2012”); (c) granting of restricted shares premiums (“Premiums”), under the terms of the Long Term Incentive Plan – Restricted Shares Plan (“Restricted Shares Plan”), approved at the AGE dated 10.19.2012; (d) homologation of the capital increase, as a result of the exercise of options by beneficiaries of the Stock Purchase Option Plan; (e) the ratification of the execution of the Letter Agreement between the Company and its Executive Officers; (f) the ratification of the charge of Smiles shares, owned by the Company, for use of the margin of guarantee with B3 S.A. – Brasil, Bolsa, Balcão (“B3”), under the terms of the article 21, “k”, of the Bylaws of the Company; (g) the ratification of the payment of the notes by the Company related to the verification process of the internal controls of the Company; (h) the granting of a guarantee by the Company to GAC Inc. (“GAC”), in order to guarantee the compliance with its obligations, in the capacity of seller and assignor of certain rights provided for in Purchase Agreement entered into between GAC and The Boeing Company (“Boeing”), on October 01, 2012, in the financing and leasing agreement, to be entered between the Company, GAC, Boeing and GE Capital Aviation Services Limited (“GECAS”); (i) the granting of a guarantee by the Company to Gol Linhas Aéreas S.A. (“GLA”), in order to guarantee the compliance with its obligations in relation to the leasing agreement related to the aircrafts, Boeing 737-8, to be entered by the Company, GLA and GECAS; (j) the granting of a guarantee by the Company to GLA, to be entered by the Company, GLA, and PK AirFinance; (k) the granting of a guarantee by the Company to GLA, in order to guarantee the compliance with its obligations in the aircraft leasing agreement, Boeing 737-8, to be entered by the Company, GLA, GAC,  Export-Import Bank of United States (“Ex-Im Bank”) and GECAS. VI. Resolutions: After the necessary explanations were provided, and after detailed review of the documents referring to the matter hereof, were approved, by unanimous vote of presents: (a) the Financial Statements of the Company for the second quarter of 2017, with limited revision by EY. Accordingly, one copy of the Financial Statements, duly approved and initialed by the Chairman and the Secretary of the meeting, will be filed with the head-office of the Company and disclosed on the due date; (b) the granting of nine hundred and forty seven thousand, seven hundred and sixty-seven (947,767) options, under the terms of the Stock Purchase Option Plan, approved by the AGE dated 10.19.2012. The granting date of the Options to the beneficiaries of the Stock Purchase Option Plan, for all purposes, is April 30, 2017, as approved by the Corporate Governance and People Committee (“CGCP”), which also approved the list of the beneficiaries, together with the respective amount of options granted; (c) the granting of one million, five hundred and thirty-eight thousand, two hundred and thirteen (1,538,213) premiums, which grant upon the beneficiaries the right to receive restricted shares, under the terms of the Restricted Shares Plan, approved at the AGE dated 10.19.2012. The granting date of the Premiums to the beneficiaries of the Restricted Shares Plan, for all purposes, is April 30, 2017, as approved by the CGCP, which also approved the list of the beneficiaries, together with the respective amount of Premiums granted; (d) homologation of the increase in the Company’s capital, within the limit of the authorized capital, in the amount of one million, one hundred and seventy-seven thousand, seven hundred and forty Reais and seventy-one cents (R$ 1,177,740.71), upon issue of two hundred and forty-four thousand, one hundred and eighty-five (244,185) preferred shares, all of them nominative and with no face value, arising out of the exercise of the stock purchase option granted under the Stock Purchase Option Plan. As a result of the foregoing, the capital stock of the Company shall be increased from three billion, eighty million, one hundred and nine thousand, five hundred and thirty-three Reais and seventy cents (R$ 3,080,109,533.70) to three billion, eighty-one million, two hundred and eighty-seven thousand, two hundred and seventy-four Reais and forty-one cents (R$ 3,081,287,274.41) represented by five billion, thirty-five million, thirty-seven thousand, one hundred and forty (5,035,037.140) common shares and two hundred and three million, six hundred and twenty eight thousand, one hundred and fifty-three (203,628,153) preferred shares, all of them nominative and with no face value. The shares now issued are identical to those that already exist, and, under the terms of the Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on the own capital: (d.i) the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares is hereby excluded, in conformity with the provisions in Article 171, §3, of Law no. 6404, dated December 15, 1976, as amended; and (d.ii) the total issue price was set at one million, one hundred and seventy-seven thousand, seven hundred and forty Reais and seventy-one cents (R$ 1,177,740.71), in accordance with the Company’s Option Plan; (e) the ratification of the execution of the Letter Agreement between the Company and its Executive Officers; (f) the ratification of the charge of Smiles shares, owned by the Company, for use of the margin of guarantee with B3, under the terms of the article 21,

“k”, of the Bylaws of the Company; (g) the ratification of the payment of the notes related to the verification process of the internal controls of the Company according to the presentation to the Board of Directors, which was filed at the head-office of the Company; (h) the granting of a guarantee by the Company to GAC, in order to guarantee the compliance with its obligations, in the capacity of seller and assignor of certain rights provided for in Purchase Agreement nº 3780, entered into between GAC and Boeing on October 01, 2012, in the financing and leasing agreement, to be entered by the Company, GAC, Boeing and GECAS, according to the presentation to the Board of Directors, which was filed at the head-office of the Company; (i) the granting of a guarantee by the Company to GLA in order to guarantee the compliance with its obligations in relation to the leasing agreement related to the aircrafts, Boeing 737-8, to be entered by the Company, GLA and GECAS, according to the presentation to the Board of Directors, which was filed at the head-office of the Company; (j) the granting of a guarantee by the Company to GLA, about the engine financing agreement, to be entered by the Company, GLA, and PK AirFinance, according to the presentation to the Board of Directors, which was filed at the head-office of the Company; and (k) the granting of a guarantee by the Company to GLA, in order to guarantee the compliance with its obligations in the aircraft leasing agreement, Boeing 737-8,  to be entered by the Company, GLA, GAC,  Ex-Im Bank and GECAS, according to the presentation to the Board of Directors, which was filed at the head-office of the Company. VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Graziela Galli Ferreira Barioni. – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, August 08, 2017.

Constantino de Oliveira Junior Chairman	Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.